599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

November 1, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed September 24, 2021
File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 18, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on September 24, 2021.

This letter is being submitted together with the Company’s filing of Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects revisions and updates, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 2.

Amendment No. 2 to the Registration Statement on Form S-1 filed September 24, 2021

Prospectus Cover Page, page ii

1. We note your response to prior comment two. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on Cover Page, page ii.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Prospectus Summary, page 1

2. We note your response to prior comment five. In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 15.

3. We note your response to prior comment six. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, or your subsidiaries, are covered by permissions requirements from the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 13.

4. We note your response to prior comment seven. Please revise your summary to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences. If there were no transfers, dividends or distributions, then please revise to include clear disclosure to that effect. Also, we note your risk factor disclosure. Please revise to prominently disclose and discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Please also describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the summary, pages 14 and 15, and in the risk factors section, pages 49 and 50.

5. We note your response to prior comment nine. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 under the risk factor “The Public Company Accounting Oversight Board has been unable, and is currently unable, to inspect our independent registered public accounting, and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed PRC-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of the common stock.” As noted in such disclosure, the PCAOB is not currently able to inspect the Company’s auditor and, under the Holding Foreign Companies Accountable Act, the Company’s securities may be delisted.

Risk Factors, page 16

6. We note your response to prior comment 11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the summary, pages 14 and 15, and in the risk factors section, pages 46 through 48.

7. We note your response to prior comment 12. We reissue this comment. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the summary, pages 14 and 15, and in the risk factors section, pages 46 and 47.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman and Sterling LLP

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